CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2007
Earnings from continuing operations	$68,045		$139,881		$151,016
Undistributed equity income from investees	27,678		97,466		83,615
Income taxes	30,077		63,187		66,314
Earnings from continuing operations before income taxes	$70,444		$105,602		$133,715
Fixed charges:
Interest, long-term debt	$9,801		$29,833		$39,699
Interest, other (including interest on short-term debt)	3,461		10,479		13,572
Amortization of debt expense, premium, net	490		1,474		1,958
Portion of rentals representative of an interest factor	138		421		565
Total fixed charges	$13,890		$42,207		$55,794
Earnings from continuing operations before income taxes	$70,444		$105,602		$133,715
Plus: total fixed charges from above	13,890		42,207		55,794
Plus: amortization of capitalized interest	102		305		407
Earnings from continuing operations before income taxes and fixed charges	$84,436		$148,114		$189,916
Ratio of earnings to fixed charges	6.08	x	3.51	x	3.40	x
Total fixed charges from above	$13,890		$42,207		$55,794
Preferred stock dividends	17		462		892
Total fixed charges and preferred stock dividends	$13,907		$42,669		$56,686
Ratio of earnings to combined fixed charges and preferred stock dividends	6.07	x	3.47	x	3.35	x